UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 21, 2015

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release - **Announcement - Randgold not to proceed with Obuasi**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

21 December 2015

NEWS RELEASE

Randgold Resources not to proceed with Obuasi Joint Venture: Obuasi to continue with its Limited Operating Phase at Lower Cost

(JOHANNESBURG – NEWS RELEASE) -- Randgold Resources Limited ("Randgold") has informed AngloGold Ashanti that it wishes to terminate the conditional Investment Agreement concluded in September 2015, for a joint venture to redevelop the Obuasi Mine, as the proposed investment does not meet Randgold's investment criteria.

This decision follows concerted efforts by both companies to improve the project's returns and also to secure an appropriate set of consents from the Government of Ghana, within an ambitious timeframe that would have allowed for a feasibility decision on the redevelopment of the mine in early 2016. Although improvements have been identified, these have not been sufficient to commit to a substantial investment under the prevailing conditions.

The Minister of Lands and Natural Resources of Ghana has approved continuation of Obuasi's limited operating phase during Q1 2016. Limited operations will be undertaken at reduced cost, compared to 2015, including maintaining the operations, security, environmental management, optimising the feasibility study, as well as ongoing sustainability work.

"We have made a concerted effort to unlock a new opportunity for Obuasi, and the work we have done lays a good foundation for the operation in the long term," AngloGold Ashanti Chief Executive Officer Srinivasan Venkatakrishnan said. "But in the current environment, we believe it is prudent to conserve our resources and to revisit this opportunity when market conditions improve."

Obuasi, located in the Ashanti region of Ghana 320 kilometres northwest of the capital Accra, is a large, high-grade deposit with proven and probable ore reserves (as reported by AngloGold Ashanti in its 2014 Annual Report) of 24.53Mt at 6.70g/t for 5.29Moz, part of a substantial mineral resource base.

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com

Investors

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com

Sabrina Brockman   +1 212 858 7702 / +1 646 379 2555   sbrockman@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 21, 2015

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance